EX – 99.(h)(7)

Schedule A

Name of Fund	Name of Fund

Prime Money Market Fund	Diversified Real Estate Fund

Government Money Market Fund	Equity Income Fund

Tax-Exempt Money Market Fund	Equity Growth Fund

Growth & Income fund	Total Return Bond Fund

Limited Maturity Bond Fund	National Tax-Exempt Bond Fund

Maryland Tax-Exempt Bond Fund	Intermediate Tax-Exempt Bond Fund

International Equity Fund	Capital Opportunities Fund

Low Duration Bond Fund

Mercantile Funds, Inc.

By:	/s/ Cornelia H. McKenna
Name:	Cornelia H. McKenna
Title:	Vice President
Date:	September 26, 2003

Mercantile Capital Advisors, Inc.

By:	/s/ John J. Pileggi
Name:	John J. Pileggi
Title:	President
Date:	September 26, 2003